

Max Morlocke · 2nd

CTO & Cofounder at Lexria (he/him)

Columbus, Ohio, United States · 474 connections · **Contact info**

 **Lexria**

 **The Ohio State University**

Experience



CTO & Cofounder
Lexria · Full-time
Apr 2019 – Present · 2 yrs
Columbus, Ohio Area

Lexria helps consumers with the process of including their student loans in bankruptcy. We're solving the $1.6 Trillion student loan crisis by making justice accessible to the middle class.

For years, there's been a misconception that student loans can't be included in bankruptcy. Turns out this narrative is completely false.

Lexria connects qualified consumers with an affiliated lawyer who has specific experience discharging student debt in bankruptcy.   ...see more

 New startup aims to help student loan...



Head of Engineering
MineralSoft
May 2016 – Jun 2019 · 3 yrs 2 mos
Columbus, Ohio Area

MineralSoft (YC W2016) helps mineral rights owners manage their complex data assets to ensure they are being paid correctly and assets are properly valued. I joined as employee #2 leading all of product development and grew the team to ~12. We built a wonderful culture focused on a passion for learning, open respectful communication, love of challenç …see more



Director
AllClear ID

Jul 2013 – May 2016 · 2 yrs 11 mos
Austin, Texas Area

AllClear ID offers data breach response services to business that have experienced security incidents affecting their customers. I joined when AllClear ID was a small company of about ~30 people to help build a differentiated product vision put together by the CEO and VP of Operations. We were able to maintain and modernize a legacy J2EE stack to scale …see more



Manager
Alcatel-Lucent Motive

Apr 2010 – Jul 2013 · 3 yrs 4 mos
Austin, Texas Area

Motive helps telecommunications companies provide differentiated self and assisted service experiences. I managed a team in Austin and helped hire remote engineers in the U.S. and in India to expand the team. We helped develop great solutions for home and mobile device management for companies like AT&T and Verizon Wireless in both on-premise anc …see more



Software Engineer (Team Lead)
GXS

Aug 2006 – Apr 2010 · 3 yrs 9 mos
Cleveland/Akron, Ohio Area

GXS helps businesses connect and exchange documents like purchase orders to enable a modern backend for B2B exchanges. I rapidly moved from intern to software engineer and eventually led a team of 6 globally distributed remote engineers working on our core messaging products.

Education



The Ohio State University
B.S., Mathematics
2004 – 2006





